UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 12, 2013: Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2013.

Exhibit 1

Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2013

Maroussi, Athens, Greece – November 12, 2013 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three and nine month periods ended September 30, 2013.

Third Quarter 2013 Highlights:

•

Net loss of $3.8 million or $0.08 loss per share basic and diluted on total net revenues of $9.0 million.  Adjusted net loss1 for the period was $5.0 million or $0.11 loss per share basic and diluted.

•

Adjusted EBITDA1 was $(0.5) million.

•

An average of 14.28 vessels were owned and operated during the third quarter of 2013 earning an average time charter equivalent rate of $7,320 per day.

•

Suspended the quarterly dividend to focus all its resources in exploiting investment opportunities in the markets.

First Nine Months 2013 Highlights:

•

Net loss of $17.3 million or $0.38 net loss per share basic and diluted on total net revenues of $29.5 million.  Adjusted net loss1 for the period was $15.3 million, or $0.34 net loss per share basic and diluted.

•

Adjusted EBITDA1 was $(1.6) million.

•

An average of 14.75 vessels were owned and operated during the first nine months of 2013 earning an average time charter equivalent rate of $7,953 per day.

_______________________________________

1 Adjusted EBITDA, Adjusted net loss and Adjusted loss per  share  are not recognized measurements under GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented: “During the third quarter and through October of 2013, the containership market showed some signs of improvement, especially, in the small vessel sizes that we operate, however the market should still be characterized as depressed. On the contrary, drybulk rates increased significantly in September and early October driven by the strength of the Capesize market only to decline later but they remain at higher levels than earlier in the year, especially, for Panamax size vessels like ours. We expect to benefit from the higher rates as our vessels roll-over their existing charters.

“We are guardedly optimistic for 2014 for both sectors, as we see supply pressures moderating and the focus shifting to demand and economic growth. We believe that the current rather depressed environment presents us with opportunities to acquire quality vessels at attractive prices and position ourselves to benefit from a turnaround of the market. We have recently made a commitment to invest an additional $5m in our Euromar containership joint venture while, in parallel, continue to evaluate opportunities in the drybulk sector to which we would like to increase our exposure.  In view of the above, the Board decided to suspend our quarterly dividend to help Euroseas grow faster at this low point in the cycle.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the third quarter of 2013 were in line with our expectations and reflect the continued low level of containership charter rates and the relatively better charter rates earned on average by our drybulk vessels. Overall, lower revenues during the third quarter of 2013 were partly offset by lower operating expenses and a $1.3 million gain from the sale of a vessel during the quarter as compared to the third quarter of 2012 resulting in a $3.8 million loss as compared to a $0.8 million loss during the third quarter of 2012.

“Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, registered an increase of about 1.1% during the third quarter of 2013 compared to the same quarter of last year and an increase of about 2.2% for the nine month periods ended September 30, 2013 over the same period of 2012. Drydocking expenses expressed on a per vessel per day basis were higher by 363.1% in the nine month period of 2013 and 77.1% lower for the third quarter of 2013, respectively, as compared to the same periods in 2012. As always, we want to emphasize that cost control remains a key component of our strategy.

“As of September 30, 2013, our outstanding debt was $52.1 million versus restricted and unrestricted cash of about $29.4 million. All our debt covenants were satisfied as of September 30, 2013.”

Third Quarter 2013 Results:

For the third quarter of 2013, the Company reported total net revenues of $9.0 million representing a 32.8% decrease over total net revenues of $13.4 million during the third quarter of 2012. The Company reported a net loss for the period of $0.08 per share as compared to net loss of $0.02 per share for the third quarter of 2012. The results for the third quarter of 2013 include a $0.3 million unrealized gain on derivatives, a $0.4 million realized loss on derivatives and $1,3 million gain on sale of a vessel, as compared to $0.2 million unrealized gain on derivatives and $0.4 million realized loss on derivatives for the same period of 2012.

Depreciation expenses for the third quarter of 2013 were $4.0 million, compared to the $4.3 million of the same period of 2012.  On average, 14.28 vessels were owned and operated during the third quarter of 2013 earning an average time charter equivalent rate of $7,320 per day compared to 15.00 vessels in the same period of 2012 earning on average $10,246 per day.

Adjusted EBITDA for the third quarter of 2013 was $(0.5) million, a 112.5% decrease from $4.0 million achieved during the third quarter of 2012. Basic and diluted loss per share for the third quarter of 2013 was $0.08, calculated on 45,511,005 basic and diluted weighted average number of shares outstanding, compared to $0.02 loss per share for the third quarter of 2012, calculated on 45,210,705 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss for the quarter of the gain on sale of a vessel, the unrealized gain on derivatives and the realized loss on derivatives, the adjusted loss per share for the quarter ended September 30, 2013 would have been $0.11 per share basic and diluted compared to loss of $0.01 per share for the quarter ended September 30, 2012. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Nine Months 2013 Results:

For the first nine months of 2013, the Company reported total net revenues of $29.5 million representing a 26.4% decrease over total net revenues of $40.1 million during the first nine months of 2012. The Company reported a net loss for the period of $17.3 million as compared to net loss of $11.2 million for the first nine months of 2012. The results for the first nine months of 2013 include a $1.2 million unrealized gain on derivatives, a $1.3 million realized loss on derivatives and a $1.9 million net loss on sale of vessels as compared to a $0.7 million unrealized gain on derivatives and realized gain on trading securities, a $1.3 million realized loss on derivatives and a $8.6 million loss on sale of a vessel, for the same period of 2012.

Depreciation expenses for the first nine months of 2013 were $12.6 million compared to $13.1 million during the same period of 2012. On average, 14.75 vessels were owned and operated during the first nine months of 2013 earning an average time charter equivalent rate of $7,953 per day compared to 15.28 vessels in the same period of 2012 earning on average $10,373 per day.

Adjusted EBITDA for the first nine months of 2013 was $(1.6) million, a 113% decrease from $12.3 million achieved during the first nine months of 2012. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted net loss per share for the first nine months of 2013 were $0.38, calculated on 45,383,405 weighted average number of shares outstanding basic and diluted, respectively, compared to basic and diluted  net loss per share of $0.30 for the first nine months of 2012, calculated on 36,806,388 weighted average number of shares outstanding basic and diluted, respectively.

Excluding the effect on the loss for the first nine months of 2013 of the unrealized gain on derivatives, realized loss on derivatives, realized gain on trading securities and the net loss on sale of vessels, the adjusted loss per share for the nine-month period ended September 30, 2013 would have been $0.34 per share basic and diluted compared to loss of $0.05 per share basic and diluted for the same period in 2012. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Feb-14 + 1 Year in Charterers Option	$11,200 +50/50 Profit Share $14,200
ELENI P	Panamax	72,119		1997	Baumarine Pool till mid Nov-13, then TC ‘till Oct-14	Spot earnings since February 2013 (Baumarine) BPI - linked
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Feb-14	$7,500
MONICA P	Handymax	46,667		1998	TC 'til Sep-14	$7,500
Total Dry Bulk Vessels	4	262,074
Container Carriers
EVRIDIKI G	Intermediate	34,677	2,556	2001	TC ‘til Apr-14	$8,000
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC till Nov-13	$6,000
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til Feb-14	$6,000
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Feb-14	$6,400
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC ‘til March -14 + 12 months in Charterers Option	$6,500 $11,500
JOANNA	Handy size	22,301	1,732	1999	TC til Apr-14	$7,500
MARINOS	Handy size	23,596	1,599	1993	TC ‘till Dec -13 then ‘till Mar-14	$6,250 $7,150
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Apr-14	$7,200
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Nov-13	$7,690
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till Mar-14 + 12 months in Charterers Option	$7,700 $11,500
Total Container Carriers	10	262,988	17,587
Fleet Grand Total	14	525,062	17,587

 (*) Dates indicate earliest re-delivery of the vessels

Summary Fleet Data:

	Three Months, Ended September 30, 2012	Three Months, Ended September 30, 2013	Nine Months, Ended September 30, 2012	Nine Months, Ended September 30, 2013
FLEET DATA
Average number of vessels (1)	15.00	14.28	15.28	14.75
Calendar days for fleet (2)	1,380.0	1,314.0	4,186.0	4,025.0
Scheduled off-hire days incl. laid-up (3)	13.1	26.5	16.1	126.9
Available days for fleet (4) = (2) - (3)	1,366.9	1,287.5	4,169.9	3,898.1
Commercial off-hire days (5)	13.5	34.7	205.8	167.2
Operational off-hire days (6)	6.6	22.0	21.2	41.4
Voyage days for fleet (7) = (4) - (5) - (6)	1,346.8	1,230.8	3,942.9	3,689.6
Fleet utilization (8) = (7) / (4)	98.5%	95.6%	94.6%	94.6%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	99.0%	97.3%	95.1%	95.7%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.5%	98.3%	99.5%	98.9%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	10,246	7,320	10,373	7,953

Vessel operating expenses excl. drydocking expenses (12)	5,491	5,637	5,407	5,575
General and administrative expenses (13)	653	572	659	622
Total vessel operating expenses (14)	6,144	6,209	6,066	6,197
Drydocking expenses (15)	238	421	184	853

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including days of vessels laid-up.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Later today, Tuesday, November 12, 2013 at 10:30 a.m. EST, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (from outside the US). Please quote “Euroseas”.

A replay of the conference call will be available until November 19, 2013. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the Third Quarter and First Nine Months 2013 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2012	2013	2012	2013

Revenues
Voyage revenue	13,963,059	9,397,983	41,978,935	30,723,705
Related party revenue	60,000	60,000	180,000	180,000
Commissions	(641,529)	(460,891)	(2,065,710)	(1,423,174)
Net revenues	13,381,530	8,997,092	40,093,225	29,480,531

Operating expenses
Voyage expenses	163,918	388,335	1,100,789	1,386,053
Vessel operating expenses	6,374,860	6,195,645	18,891,944	18,754,544
Drydocking expenses	328,032	553,007	770,648	3,431,651
Depreciation	4,283,094	4,048,209	13,102,514	12,550,102
Management fees	1,202,281	1,211,116	3,741,738	3,684,766
Other general and administrative expenses	901,233	751,110	2,759,194	2,505,506
Net loss / (gain) on sale of vessels	-	(1,256,659)	8,568,234	1,935,019
Other income	(101,500)	-	(254,604)	-
Total operating expenses	13,151,918	11,890,763	48,680,457	44,247,641

Operating income/(loss)	229,612	(2,893,671)	(8,587,232)	(14,767,110)

Other income/(expenses)
Interest and finance cost	(475,589)	(450,952)	(1,504,102)	(1,419,529)
Loss on derivatives, net	(213,608)	(106,115)	(636,141)	(108,142)
Gain on trading securities	-	-	20,373	-
Foreign exchange (loss)/gain	(5,906)	(1,167)	10,379	2,599
Interest income	131,028	73,863	292,395	310,681
Other expenses, net	(564,075)	(484,371)	(1,817,096)	(1,214,391)
Equity loss in joint venture	(491,960)	(430,565)	(776,411)	(1,328,023)
Net loss	(826,423)	(3,808,607)	(11,180,739)	(17,309,524)
Loss, per share, basic and diluted	(0.02)	(0.08)	(0.30)	(0.38)
Weighted average number of shares basic and diluted	45,210,705	45,511,005	36,806,388	45,383,405

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2012	September 30, 2013

ASSETS
Current Assets:
Cash and cash equivalents	33,374,960	18,725,228
Trade accounts receivable	1,425,171	2,240,870
Other receivables, net	2,310,111	1,721,625
Inventories	1,812,636	1,576,882
Due from related party	4,948,443	41,981
Restricted cash	926,011	1,538,952
Prepaid expenses	273,080	311,834
Total current assets	45,070,412	26,157,372

Fixed assets:
Vessels, net	206,934,746	191,104,869
Long-term assets:
Restricted cash	9,000,000	9,100,000
Deferred charges, net	318,578	202,834
Investment in joint venture	16,989,061	21,911,037
Total long-term assets	233,242,385	222,318,740
Total assets	278,312,797	248,476,112

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	15.937.000	16,737,000
Trade accounts payable	2,438,716	2,479,372
Accrued expenses	1,143,626	726,754
Accrued dividends	36,424	26,100
Deferred revenue	1,093,317	1,296,307
Derivatives	1,718,438	911,565
Total current liabilities	22,367,521	22,177,098

Long-term liabilities:
Long term debt, net of current portion	45.644.000	35,320,000
Derivatives	675,130	255,043
Total long-term liabilities	46,319,130	35,575,043
Total liabilities	68,686,651	57,752,141

Shareholders' equity:

    Common stock (par value $0.03, 200,000,000 shares authorized, 45,319,605 and 45,511,005 issued and outstanding, respectively)

    Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)

	1,359,588 -	1,365,328 -
Additional paid-in capital	251,758,459	252,227,639
Accumulated deficit	(43,491,901)	(62,868,996)
Total shareholders' equity	209,626,146	190,723,971
Total liabilities and shareholders' equity	278,312,797	248,476,112

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013

Cash flows from operating activities:
Net loss	(11,180,739)	(17,309,524)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	13,102,514	12,550,102
Amortization of deferred charges	104,449	115,744
Loss in investment in joint venture	776,411	1,328,023
Share-based compensation	517,731	474,920
Unrealized gain on derivatives	(634,420)	(1,226,960)
Loss on sale of vessels	8,568,234	1,935,019
Gain on trading securities	(20,373)	-
Proceeds from sale of trading securities	47,846	-
Changes in operating assets and liabilities	(4,865,896)	4,703,023
Net cash provided by operating activities	6,415,757	2,570,347

Cash flows from investing activities:
Contribution to joint venture	(3,750,000)	(6,250,000)
Purchase of a vessel	-	(5,978,062)
Proceeds from sale of vessels	4,250,843	7,322,818
Change in restricted cash	(3,571,950)	(712,941)
Net cash used in investing activities	(3,071,107)	(5,618,185)

Cash flows from financing activities:
Dividends paid	(3,732,503)	(2,077,894)
Proceeds from shares issued	15,237,303	-
Offering expenses paid	(295,733)	-
Repayment of long-term debt	(9,894,000)	(9,524,000)
Net cash provided by / (used in) financing activities	1,315,067	(11,601,894)

Net increase / (decrease) in cash and cash equivalents	4,659,717	(14,649,732)
Cash and cash equivalents at beginning of period	31,204,863	33,374,960
Cash and cash equivalents at end of period	35,864,580	18,725,228

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net loss and Cash Flow Provided By / (Used In) Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
Net loss	(826,423)	(3,808,607)	(11,180,739)	(17,309,524)
Interest and finance costs, net (incl. interest income)	344,561	377,089	1,211,707	1,108,848
Depreciation	4,283,094	4,048,209	13,102,514	12,550,102
Net (gain) / loss on sale of vessel	-	(1,256,659)	8,568,234	1,935,019
Loss on derivatives, net	213,608	106,115	636,141	108,142
Adjusted EBITDA	4,014,840	(533,853)	12,337,857	(1,607,413)

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
Net cash flow provided by / (used in) operating activities	243,126	(312,863)	6,415,757	2,570,347
Changes in operating assets / liabilities	3,724,804	(478,653)	4,865,896	(4,703,023)
Loss on derivatives, realized	419,766	450,138	1,270,560	1,335,102
Proceeds from sale of trading securities, gain on trading securities and equity loss in joint venture, net	(491,960)	(430,565)	(803,883)	(1,328,023)
Share-based compensation	(191,235)	(107,491)	(517,731)	(474,920)
Interest, net	310,339	345,581	1,107,258	993,104
Adjusted EBITDA	4,014,840	(533,853)	12,337,857	(1,607,413)

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings / (loss) before interest, income taxes, depreciation, amortization, gain / loss in derivatives, net loss on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income /(loss) or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net loss to Adjusted net loss

 (All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013	Nine Months Ended September 30, 2012	Nine Months Ended September 30, 2013
Net loss	(826,423)	(3,808,607)	(11,180,739)	(17,309,524)
Unrealized gain on derivatives	(206,158)	(344,023)	(634,420)	(1,226,960)
Realized gain on trading securities	-	-	(20,373)	-
Realized loss on derivatives	419,766	450,138	1,270,560	1,335,102
Net loss / (gain) on sale of vessels	-	(1,256,659)	8,568,234	1,935,019
Adjusted net loss	(612,815)	(4,959,151)	(1,996,738)	(15,266,363)
Adjusted net loss per share, basic and diluted	(0.01)	(0.11)	(0.05)	(0.34)
Weighted average number of shares, basic and diluted	45,210,705	45,511,005	36,806,388	45,383,405

Adjusted Net loss and Adjusted Net loss per share Reconciliation:

Euroseas Ltd. considers Adjusted Net loss to represent net loss before gain / loss in derivatives, realized gain on trading securities, and net loss / (gain) on sale of vessels. Adjusted Net loss and Adjusted Net loss per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company’s fundamental performance from period to period  by excluding the potentially disparate effects between periods  of gain / loss in derivatives, realized gain on trading securities and net (gain) / loss on sale of vessels, which items may significantly affect results of operations between periods.

Adjusted Net loss and Adjusted Net loss per share do not represent and should not be considered as an alternative to net loss or loss per share, as determined by U.S. GAAP, The Company’s definition of Adjusted Net loss and Adjusted Net loss per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 14 vessels, including 3 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships and 2 Feeder containerships. Euroseas` 4 drybulk carriers have a total cargo capacity of 262,074 dwt, its 10 containerships have a cargo capacity of 17,587 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: November 12, 2013	By:	/s/ Dr. Anastasios Aslidis
	Name:	Dr. Anastasios Aslidis
	Title:	Chief Financial Officer and Treasurer